

Mail Stop 3561

December 14, 2015

Billy D. Prim
Chairman and Chief Executive Officer
Primo Water Corporation
104 Cambridge Plaza Dr.
Winston-Salem, NC 27104

> **Re: Primo Water Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2015**
> **Filed November 4, 2015**
> **File No. 1-34850**

Dear Mr. Prim:

We have reviewed your filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2015

Condensed Consolidated Statements of Operations, page 4

1. We note from your MD&A disclosures on pages 20 and 22 that Water segment sales related to your Refill business appear to have exceeded 10 percent of consolidated net sales during each of the 3 and 9 month periods ended September 30, 2015 and 2014. Please tell us your consideration of whether these sales represent revenues from services as opposed to sales of tangible products. Also provide us with your consideration of the guidance in Rule 5-03(b)(1) and (2) of Regulation S-X regarding separate disclosure of sales and cost sales related to products and services on the statements of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, Andrew Blume, Staff Accountant at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products